TCTM Kids IT Education Inc.

6/F, No. 1 Andingmenwai Street, Litchi Tower

Chaoyang District , Beijing 100011

People’s Republic of China

September 30, 2024

VIA EDGAR

Mr. Tony Watson

Mr. Joel Parker

Ms. Jenna Hough

Ms. Taylor Beech

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TCTM Kids IT Education Inc. (the “Company”)

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2023

Filed on April 19, 2024

File No. 001-36363

Dear Mr. Watson, Mr. Parker, Ms. Hough, and Ms. Beech,

This letter sets forth the Company’s responses to the comments contained in the letter dated September 19, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 19, 2024 (the “2023 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F.

Annual Report on Form 20-F filed April 19, 2024

Item 3. Key Information, page 3

1.	Please revise to disclose that the VIE structure involves unique risks to investors, explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Also acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2024

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 3:

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities

TCTM is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our subsidiaries incorporated in mainland China, or mainland China subsidiaries, and (ii) contractual arrangements with the variable interest entities based in mainland China. Laws and regulations of mainland China restrict and impose conditions on foreign investment in certain internet value-added businesses. Accordingly, we operate these businesses in mainland China through the variable interest entities in order to comply with these laws and regulations, and rely on contractual arrangements among our mainland China subsidiaries, the variable interest entities, and their nominee shareholders to control the business operations of the variable interest entities. Such structure enables investors to share economic interests in China-based companies in sectors where foreign direct investment is prohibited or restricted under laws and regulations in mainland China.

Revenues from continuing operations contributed by the variable interest entities accounted for 1.3%, 2.9% and 6.6% of our net revenues from continuing operations for the years of 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our” or “TCTM” refers to TCTM Kids IT Education Inc. (formerly known as Tarena International, Inc.), its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entities in mainland China, including but are not limited to, Beijing Tarena and Beijing Tongcheng for the effective period of their respective contractual arrangements with us. The current VIE, Beijing Tongcheng, holds our ICP license as an internet information provider and a permit for the production and operation of radio and television programs, and operates our 61it.cn website and Tongcheng Online App. Our variable interest entities are domestic companies incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP, and we are the primary beneficiary of the variable interest entities for accounting purpose only. Investors in our ADSs are not purchasing any equity interest in the variable interest entities in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the variable interest entities in China.

[…]

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2024

This type of corporate structure may affect investors and the value of their investment. The contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities, and we may incur substantial costs to enforce the terms of the arrangements. If the variable interest entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that effectively assigned us the voting rights in the variable interest entities, and these agreements have not been tested in the courts of mainland China. Furthermore, if we are unable to maintain such effective assignment, we would not be able to continue to consolidate the financial results of these entities in our financial statements. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by Beijing Tongcheng or its shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of Beijing Tongcheng may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the variable interest entities and their nominee shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect our ability to consolidate the financial results of the variable interest entities and the financial performance of our company as a whole, which would likely result in a material change in our operations and/or a material change in the value of our securities. If we or the variable interest entities are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion in accordance with the applicable laws and regulations to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for holding our ICP license do not comply with applicable laws and regulations of mainland China, or if these laws and regulations or the interpretation of existing laws and regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—If the PRC authorities determine that we can no longer own and operate certain of our learning centers through our subsidiaries in mainland China, we may need to restructure the ownership and operation of these learning centers (including possibly transferring these learning centers to the variable interest entities), our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to the variable interest entities.”

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2024

2.	Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Also provide cross references to applicable risk factors.

In response to the Staff’s comment, the Company respectfully proposes to add relevant disclosure as follows (page references are made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

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The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA , as amended by the Consolidated Appropriations Act, 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, or the PCAOB Determination Report. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Our current auditor, Marcum Asia CPAs LLP, or Marcum Asia, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia, whose audit report is included in this annual report on Form 20-F, is headquartered in New York, New York, and was not included in the list of PCAOB identified firms in the PCAOB Determination Report issued in December 2021. Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Marcum Asia’s audit working papers related to us are located in mainland China. With respect to audits of companies with operations in mainland China, such as us, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in mainland China without the approval of Chinese authorities.

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2024

Each year, the PCAOB will determine whether it can inspect and investigate completely registered public accounting firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading in the United States under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely our auditors. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

3.	Please amend your disclosure here and in the Summary Risk Factors, Risk Factors, and Operating and Financial Review and Prospects sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets, and state that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you, your subsidiaries, and the consolidated VIEs to transfer cash (or assets). Provide cross-references to these other discussions. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred. Also discuss whether there are any restrictions on your ability to convert Renminbi into foreign currencies. Lastly, provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2024

Page 6:

Cash and Asset Flows through Our Organization

TCTM is a holding company with no operations of its own. We conduct our operations in mainland China primarily through our subsidiaries and the variable interest entities in mainland China. As a result, although other means are available for us to obtain financing at the holding company level, TCTM’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our subsidiaries in mainland China and service fees paid by the variable interest entities. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to TCTM. In addition, to the extent cash or assets in our business is in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC as we, our subsidiaries, and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and there is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entities to transfer cash (or assets). See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have. To the extent cash or assets in the business is in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC as we, our subsidiaries, and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and any such restrictions could have a material and adverse effect on our ability to conduct our business.” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” In addition, our subsidiaries in mainland China are permitted to pay dividends to TCTM only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations of mainland China. Further, our subsidiaries and the variable interest entities in mainland China are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

[…]

There are certain restrictions on our ability to convert Renminbi into foreign currencies. Approval from State Administration of Foreign Exchange, or SAFE, and the People’s Bank of China, or PBOC, may be required where RMB are to be converted into foreign currencies, including U.S. dollars, and approval from SAFE and PBOC or their branches may be required where RMB are to be remitted out of China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2024

For the years ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred through our organization.

Our Company has established a centralized cash management policy to direct how funds are transferred between the Company, our subsidiaries, and the variable interest entities to improve the efficiency and ensure the security of cash management. Our treasury department prepares the rolling cash flow forecast of our Company and also prepares fund management reports regularly to our management team. We only allow authorized departments and personnel to have access to our funds, and we also segregate duties among our personnel involved in funds management. Furthermore, all funds are transferred in accordance with the applicable PRC laws and regulations.

For more details, see our condensed consolidating schedule starting on page 10 and the consolidated financial statements starting on page F-4.

Page 15:

Risks Related to Our Corporate Structure

[…]

•	We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have. To the extent cash or assets in the business is in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC as we, our subsidiaries, and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and any such restriction could have a material and adverse effect on our ability to conduct our business. For more details, see “Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have. To the extent cash or assets in the business is in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC as we, our subsidiaries, and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and any such restriction could have a material and adverse effect on our ability to conduct our business.”

Page 34:

We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have. To the extent cash or assets in the business is in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC as we, our subsidiaries, and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and any such restriction ~~limitation on the ability of our subsidiaries in mainland China to make payments to us~~ could have a material and adverse effect on our ability to conduct our business.

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2024

We are a holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, to the extent cash or assets in the business is in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC as we, our subsidiaries, and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and there is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entities to transfer cash (or assets). Also see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

[…]

Page 97:

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and the variable interest entities in mainland China. As a result, our ability to pay dividends depends upon dividends paid by our mainland China subsidiaries and service fees paid by the variable interest entities in mainland China. If our wholly owned subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. To the extent cash or assets in the business is in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC as we, our subsidiaries, and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and there is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entities to transfer cash (or assets). See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have. To the extent cash or assets in the business is in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC as we, our subsidiaries, and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and any such restriction could have a material and adverse effect on our ability to conduct our business.” In addition, our mainland China subsidiaries and the variable interest entities are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2024

4.	Revise the diagram of your corporate structure on page 5 to identify the person or entity that owns the equity in each depicted entity. In this regard, you have not identified the equity owners of the VIE. In addition, remove the arrow from the dotted line indicating contractual arrangements in your diagram.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2024

Page 5:

The following diagram illustrates our corporate structure, including our principal subsidiaries, the principal VIEs and other entities that are material to our business, as of the date of this annual report:

(1)	Mr. Shaoyun Han, our founder and chairman, owns 70% of the equity interest in Beijing Tongcheng. Mr. Jin Li, a member of our management body, owns 30% of the equity interest in Beijing Tongcheng.

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2024

(2)	Wenwei Jia is the principal of Tongcheng Technology Education Co., Ltd.; Jiping Xing is the principal of Jinan Lixia Tongcheng Tongmei Training School Co., Ltd. and Zibo Tongcheng Tongmei Training School Co., Ltd.; Yan Wang is the principal of Tianjin Tongcheng Tongmei Education Training School Co., Ltd.; Liping Han is the principal of Shijiazhuang Yuhuaqu Tongxincheng Education Training School Co., Ltd. and Shijiazhuang Changanqu Tongzhicheng Education Training School Co., Ltd.; Meiyue Zhu is the principal of Shenyang Heping Tongcheng Educational Center and Shenyang Tiexi Tongcheng Tongmei Educational Center; Zengbo Li* is the principal of Kunming Wuhua Tongcheng Tongmei Education Training School Co., Ltd.; Hehai Tian* is the principal of Jinan Gaoxin Tongcheng Tongmei Training School Co., Ltd.; Nan Pan is the principal of Shijiazhuang Tongcheng Education School Co., Ltd.; Yudong Wang is the principal of Shenyang Shenhe Tongcheng Tongmei Education School Co., Ltd.; Lingzhen Kong is the principal of Taiyuan Xinghualing Tongcheng Tongmei Training School Co., Ltd; Yan Hong is the principal of Qingdao Shibei District Tongcheng Tongchuang Computer Training School Co., Ltd; Leng Liao* is the principal of Kunming Xishan District Tongcheng Tongmei Culture and Art Training School Co., Ltd. and Kunming Guandu Tongcheng Tongmei Education Training School Co., Ltd; Dan Liu* is the principal of Changsha Kaifu Tongcheng Tongmei Education Training School (formerly known as Science Kid Robot Education Training School); Keyu Mu is the principal of Chengdu Tongcheng Tongmei Kechuang Education and Training School Co., Ltd.; En Wei is the principal of Tai’an Taishan District Tongcheng Tongmei Training School Co., Ltd.; Xiang Zhou is the principal of Nanchang Honggutan New District Tongchuang Training Center Co., Ltd.; Xin Gao is the principal of Qingdao West Coast New Area Tong Youwei Science and Technology Training School Co., Ltd.; Li Ge is the principal of Tianjin Tongcheng Tongmei Coding NO 1 Extracurricular Training School Co., Ltd.; Lening Shi is the principal of Tianjin Tongcheng Tongmei Coding NO 5 Extracurricular Training School Co., Ltd.; Luan Ma is the principal of Tianjin Tongcheng Tongmei Coding NO 6 Extracurricular Training School Co., Ltd.; Shuang Yang is the principal of Tianjin Tongcheng Tongmei Coding NO 7 Extracurricular Training School Co., Ltd.; Ling Liu is the principal of Tianjin Tongcheng Tongmei Coding NO 8 Extracurricular Training School Co., Ltd.; Jiali Wu is the principal of Tianjin Tongcheng Tongmei Coding NO 2 Extracurricular Training School Co., Ltd.; Yue Zhang is the principal of Tianjin Tongcheng Tongmei Coding NO 9 Extracurricular Training School Co., Ltd.; Yuyan Jiang is the principal of Tianjin Tongcheng Tongmei Coding NO 10 Extracurricular Training School Co., Ltd.; Weizheng Kong is the principal of Qinhuangdao Haigang District Tongcheng Tongmei Education and Training School; Yue Zhang is the principal of Tianjin Tongcheng Tongmei Coding NO 9 Extracurricular Training Center Co., Ltd.; Chuangjin Li is the principal of Taiyuan Xiaodian Tongcheng Tongchuang Technology Training School Co., Ltd.; Kaibin Zhang is the principal of Guangxinanning Tongchuang Education Technology Co.,Ltd.; Xiangting Chen is the principal of Guangxinanning Tongcheng Education Technology Co.,Ltd.; Jiping Xing is the principal of Weifang Kuiwen District Tongcheng Tongmei Education Training School Co., Ltd; Lisha Deng is the principal of Fuzhou Gulou Tongcheng Tongchuang Technology Extracurricular Training Co., Ltd.; Shenghuan Feng is the principal of Qingdao Laoshan District Tongcheng Tongmei Science and Technology Training School Co., Ltd. and Tianjin Tongcheng Tongmei Programming NO 4 Extracurricular Training Center Co., Ltd.; Yuantan Yang is the principal of Chengdu Shuangliu Tongcheng Tongmei Science and Technology Training School Co., Ltd.

*	Zengbo Li, Hehai Tian, Leng Liao and Dan Liu are no longer employed by us. The principal registration for each of Kunming Wuhua Tongcheng Tongmei Education Training School Co., Ltd., Jinan Gaoxin Tongcheng Tongmei Training School Co., Ltd., Kunming Xishan District Tongcheng Tongmei Culture and Art Training School Co., Ltd., Kunming Guandu Tongcheng Tongmei Education Training School Co., Ltd and Changsha Kaifu Tongcheng Tongmei Education Training School. has not been updated.

(3)	Although we explained that the variable interest entities include Beijing Tarena and Beijing Tongcheng, Beijing Tarena had been deconsolidated upon the consummation of the Divestiture at the end of March 2024. The current VIE, is Beijing Tongcheng.

5.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2024

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

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Risks Related to Doing Business in China

[…]

•	The legal system in China embodies uncertainties which could limit the legal protections available to us or impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly, which may materially and adversely affect our business, financial condition, and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The legal system in China embodies uncertainties which could limit the legal protections available to us or impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly, which may materially and adversely affect our business, financial condition, and results of operations.”

•	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs. In addition, the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs. In addition, the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities.”

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The legal system in China embodies uncertainties which could limit the legal protections available to us or impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly, which may materially and adversely affect our business, financial condition, and results of operations.

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2024

We conduct our business primarily through our PRC subsidiaries and the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The legal system in China is a civil law system based on statutes. Unlike common law systems, it is a system in which decided legal cases may be of reference value but have less precedential value. The legal system in China evolves rapidly with little advance notice, and the interpretations of laws, regulations, and rules may contain uncertainties. These uncertainties could limit the legal protections available to us. In addition, we cannot predict the effect of future developments in the PRC legal system, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations. Furthermore, any litigation may be protracted and result in substantial costs and diversion of resources and management attention.

In addition, new laws and regulations may be enacted from time to time, and PRC laws, rules, and regulations can evolve quickly with little advance notice. Uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules and guidelines with respect to a wide range of issues, such as anti-unfair competition and antitrust, privacy and data protection, intellectual property, and other matters, which may result in additional obligations imposed on us. Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, or materially and adversely affect our business, financial condition, and results of operations.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs. In addition, the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities.

We conduct our business primarily in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations. The PRC government has published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations. In addition, the PRC government may intervene or influence our operations at any time by adopting new laws and regulations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless.

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2024

Also, the PRC government has indicated an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the NDRC, the MIIT, and several other administrations jointly published the Cybersecurity Review Measures, effective on February 15, 2022, which required that, among others, operators of “critical information infrastructure” purchasing network products and services or network platform operators carrying out data processing activities, that affect or may affect national security, shall apply with the Cybersecurity Review Office for a cybersecurity review. In addition, a network platform operator holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On November 14, 2021, the CAC released the discussion draft of the Administrative Measures for Internet Data Security for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Rules, which took effect on March 31, 2023. According to the Filing Rules, domestic companies in mainland China that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Filing Rules. On February 17, 2023, the CSRC also held a press conference for the release of the Filing Rules, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their future equity and equity-linked securities financing activities in accordance with the Filing Rules. Based on the foregoing, we are not required to complete filing with the CSRC for our prior offshore offerings and listing at this stage, but we will be subject to the filing requirements for our future equity and equity-linked securities offerings, if any, under the Filing Rules. However, as the Filing Rules was recently promulgated, it remains uncertain as to its interpretation, implementation and enforcement. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore securities offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2024

6.	We note that you give examples of the “material” permissions required to operate your business, “among others.” Please revise to disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors, and the disclosure here should not be qualified by materiality. Also revise to explain the basis for your conclusions that CSRC and CAC approval is not required, and state whether you relied on an opinion of counsel in those determinations. If not, explain why. Additionally, you state that you are not subject to CSRC approval, yet you also state that you will be required to file with the CSRC for overseas offerings as a result of the Trial Administrative Measures. Revise for consistency. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 7:

Permissions Required from the PRC Government Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the variable interest entities in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, we believe our subsidiaries and the variable interest entities in mainland China have obtained the requisite licenses and permits from the PRC government authorities ~~that are material~~ for the business operations ~~of~~ currently conducted by our holding company, its subsidiaries, and the variable interest entities in mainland China, including, ~~among others,~~ a business license, an ICP license, a permit for the production and operation of radio and television programs and permits for school operation. However, we cannot assure you that relevant government authorities would reach the same conclusion. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform ~~in the future~~. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face risks and uncertainties with respect to the licensing requirement for value-added telecommunication services, internet audio-video programs, radio or television programs production and operation, internet publication, and filing requirements for commercial franchise.”

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2024

Furthermore, as advised by Han Kun Law Offices, our PRC legal counsel, in connection with our historical issuance of securities to foreign investors that was consummated in the year of 2014, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our mainland China subsidiaries and the variable interest entities, (i) are not required to obtain permission from the China Securities Regulatory Commission, or the CSRC, and (ii) are not required to go through a cybersecurity review by the Cyberspace Administration of China. ~~, and (iii)~~ As of the date of this annual report, we, our mainland China subsidiaries and the variable interest entities have not been asked to obtain, or been denied by any PRC government authority for, permission by any other PRC government authority. If (i) we inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we, our subsidiaries, or the variable interest entities are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or be listed on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

~~However, t~~ The PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Rules, which took effect on March 31, 2023. According to the Filing Rules, domestic companies in mainland China that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Filing Rules. ~~Therefore,~~ On February 17, 2023, the CSRC also held a press conference for the release of the Filing Rules, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their future equity and equity-linked securities financing activities in accordance with the Filing Rules. Based on the foregoing, we are not required to complete filing with the CSRC for our prior offshore offerings and listing at this stage, but we will be required to file with the CSRC for our overseas offering of equity and equity-linked securities in the future within the applicable scope of the Filing Rules. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “—Risks Related to Our Business—Our business is subject to complex and evolving Chinese laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in student base, or otherwise harm our business.”

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2024

Item 4.D. Risk Factors, page 14

7.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 36:

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs. In addition, the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities.

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2024

We conduct our business primarily in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations. The PRC government has published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations. In addition, the PRC government may intervene or influence our operations at any time by adopting new laws and regulations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless.

Also, the PRC government has indicated an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the NDRC, the MIIT, and several other administrations jointly published the Cybersecurity Review Measures, effective on February 15, 2022, which required that, among others, operators of “critical information infrastructure” purchasing network products and services or network platform operators carrying out data processing activities, that affect or may affect national security, shall apply with the Cybersecurity Review Office for a cybersecurity review. In addition, a network platform operator holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On November 14, 2021, the CAC released the discussion draft of the Administrative Measures for Internet Data Security for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Rules, which took effect on March 31, 2023. According to the Filing Rules, domestic companies in mainland China that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Filing Rules. On February 17, 2023, the CSRC also held a press conference for the release of the Filing Rules, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their future equity and equity-linked securities offerings, if any, in accordance with the Filing Rules. Based on the foregoing, we are not required to complete filing with the CSRC for our prior offshore securities offerings and listing at this stage, but we will be subject to the filing requirements for our future equity and equity-linked securities financing activities under the Filing Rules. However, as the Filing Rules was recently promulgated, it remains uncertain as to its interpretation, implementation and enforcement. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2024

8.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. If you believe certain permissions/approvals are not required/applicable, please discuss how you came to that conclusion, why that is the case, and the basis on which you made that determination. In this regard, your risk factor on page 24 merely describes the CAC regulations and does not specify how they apply to your business.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 7:

Permissions Required from the PRC Government Authorities for Our Operations

[…]

Furthermore, as advised by Han Kun Law Offices, our PRC legal counsel, in connection with our historical issuance of securities to foreign investors that was consummated in the year of 2014, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our mainland China subsidiaries and the variable interest entities, (i) are not required to obtain permission from the China Securities Regulatory Commission, or the CSRC, and (ii) are not required to go through a cybersecurity review by the Cyberspace Administration of China.~~, and (iii)~~ As of the date of this annual report, we, our mainland China subsidiaries and the variable interest entities have not been asked to obtain, or been denied by any PRC government authority for, permission by any PRC government authority. If (i) we inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we, our subsidiaries, or the variable interest entities are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or be listed on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2024

Page 24:

Our business is subject to complex and evolving Chinese laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in student base, or otherwise harm our business.

Data Security

[…]

In November 2021, the Cyberspace Administration of China released the Regulations on the Network Data Security (Draft for Comments), or the Draft Data Security Regulations. The Draft Data Security Regulations provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the overseas listing of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the government authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Data Security Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Data Security Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. However, if such regulations were to be adopted in their current form, we would be subject to additional regulatory obligations with respect to data security and may face challenges in addressing their requirements and amending our internal data processing policies and practices to ensure compliance therewith.

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2024

Personal Information and Privacy

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Data Security Regulations remain unclear on whether the requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside mainland China. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Data Security Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listings (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, and materially and adversely affect our business and results of operations. Based on our internal data compliance assessment, as of the date of this annual report, our business operations are compliant with the regulations that have been issued by the CAC in all material respects. There have not been any material changes in our business operations concerning data security and personal information protection since then. We have been taking, and will continue to take, reasonable measures to comply with laws and regulations relating to privacy, personal information, data security and cybersecurity. Pursuant to PRC laws and regulations regarding data security and personal information protection, and in response to the current supervisory tendency from the CAC, we have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, as the PRC governmental authorities have wide discretion in interpretation and implementation of the Cybersecurity Review Measures and related cybersecurity laws and regulations, it is uncertain whether the efforts undertaken by us so far will be sufficient to ensure full compliance with all applicable cybersecurity laws and regulations in the future. In addition, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of such regulations, and we are not certain whether the Draft Data Security Regulations, if enacted in their current form, or any future laws, rules or regulations of a similar nature will apply to us. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the Cyberspace Administration of China on such basis. In addition to the cybersecurity review, the Draft Data Security Regulations requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by themselves or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If a final version of the Draft Data Security Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in meeting its requirements or making necessary changes to our internal policies and practices in data processing.

*      *      *

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2024

If you have any additional questions or comments regarding the 2023 Form 20-F, please contact the undersigned at +86 10-6213 5687 or shaoxiaobo@tctm.cn or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4835 or haiping.li@skadden.com.

Very truly yours,

/s/ Xiaobo Shao
Xiaobo Shao
Chief Financial Officer

cc:	Ying Sun, Chief Executive Officer, TCTM Kids IT Education Inc.

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP